Mr. Jay Webb
Accounting Reviewer
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington D.C. 20549
September 22, 2009
Re:	IMAX Corporation (the “Company”) Staff comment letter regarding Form 10-K for the Fiscal-Year ended December 31, 2008 Filed March 13, 2009 File No. 000-24216
Dear Mr. Webb,
We are in receipt of your letter dated August 24, 2009 concerning staff comments to the Company’s Form 10-K for the fiscal-year ended December 31, 2008 filed March 13, 2009. Please find below responses to the questions and concerns you have raised. For ease of reference, we have organized our response by repeating your comments.
SEC Comment:
Item 1, Business, page 4
IMAX Digital, page 8
1.	While we understand from your current disclosure that your digital systems eliminate the need for film-based delivery of movies, with the result that you eliminate the studios’ film print costs which range from $20 thousand to $45 thousand, it is not clear how your digital films are transmitted and what equipment each theater requires in order to receive and store those transmissions. Please clarify how your films are transmitted in your future filings and indicate any costs associated with those transmission methods and with the equipment required to receive and store those transmissions. If known, please compare how the costs associated with digital transmission compare to the costs associated with film-based delivery.
IMAX Response:
Digital films released to IMAX theaters are distributed on an encrypted hard disk drive that is shipped to each IMAX digital theater prior to the exhibition of the film. The encrypted hard disk drive is loaded onto, and can only be played on, the Company’s digital film projector. The cost of the encrypted hard disk drive, including shipping, is roughly $200 per film per system. The Company will endeavor to clarify the nature and amount of these digital transmission costs in its future filings.

SEC Comment:
Item 8. Financial Statements and Supplementary Data, page 69
2. Summary of Significant Accounting Policies, page 75
(n) Revenue Recognition, page 79
Sales Arrangements, page 80
2.	We see disclosures in this note that in certain sales arrangements for MPX theater systems you provide customers with an option to acquire, for a specified period of time, digital upgrades at a fixed or variable discount towards a future price of such digital upgrades. We also see disclosures that “At the current period-end, the Company has not yet established the fair value of such digital upgrades. Accordingly, the Company defers all consideration received and receivable under such arrangements, except for the amount allocated to maintenance and extended warranty services being provided to the customers for the installed system, until the maximum amount of the discount, if any, and the fair value of digital upgrades is determinable or the option expires, if applicable.” Please provide us with references to the specific U.S. GAAP upon which the stated revenue recognition policy is based. Given you indicate in this note you have “not yet established the fair value for such upgrades” and the referenced upgrade option appears to represent an “undelivered” unit of accounting, tell us why you believe it is appropriate for you to recognize revenue for amounts allocated to maintenance and extended warranty services being provided to the customers for the installed system when consideration is received and receivable under such arrangements rather than also deferring revenue recognition for the references maintenance and extended warranty services. Revise your future filings as necessary to clarify how you account for sales arrangements of MPX theater systems with digital upgrade options.
IMAX response:
The Company’s standard theater system arrangement for MPX film-based theater systems contains the following deliverables: (1) the MPX theater system deliverable (as defined in note 2(n) of the Company’s 2008 Form 10-K as containing a projection system, sound system, screen system and, if applicable, 3D glasses cleaning machine, theater design support, supervision of installation, projectionist training and the use of the IMAX brand) and (2) one free year of maintenance and extended warranty service.

In 2007 and 2008, the Company installed MPX film-based theater systems under certain (5) sales arrangements that included a fixed or variable discount from the normal selling price of a future digital upgrade (the “Upgrade Right”). In a digital upgrade, the Company replaces the customer’s analog film-based MPX projector with an IMAX digital projector and replaces certain of the sound system’s components. The customer’s screen and the remainder of the sound system from the MPX theater system are retained for use with the digital upgrade. The Upgrade Right’s terms varied from three years to 10 years. The Company concluded that the Upgrade Right was a deliverable to the contract.
On the date of installation, the Company delivered the MPX film-based theater system, the Upgrade Right, and the free term of initial maintenance and extended warranty services commenced on acceptance of the MPX film-based installation.
The Company had vender specific objective evidence (“VSOE”) of the fair value of the initial maintenance and extended warranty services as these services are offered to its customers on a separately-priced basis once the free term has expired. The Company also had vendor specific objective evidence of the fair value of an MPX film-based theater system. As no digital upgrades had been signed at the time of installation of the MPX film-based theater systems, however, the Company did not have any objective evidence of the fair value of a digital upgrade, and therefore could not determine the fair value of the Upgrade Right, which would be based on the fair value of a digital upgrade as an input.
The Company considered it appropriate to defer recognition of the MPX film-based deliverable until its price was fixed or determinable. Without an established fair value of the Company’s digital upgrade, and consequently without a fair value of the Upgrade Right, the Company could not determine the amount of the discount embedded in the arrangement that would be allocable to the MPX film-based deliverable, precluding revenue recognition until such time as the price became fixed or determinable. During 2008 and in the first six months of 2009, four of the five customers exercised their Upgrade Right and purchased a digital upgrade. Once the digital upgrades were installed, the Company recognized the revenues for the MPX film-based deliverable, the Upgrade Right and the digital upgrade.
As the free term of initial maintenance and extended warranty services commenced on the date of recognition of the MPX film-based theater system and the Company had VSOE of the maintenance and extended warranty services, the Company began recognizing revenue on these services on a straight-line basis over the term of the free maintenance and extended warranty services in accordance with the Company’s accounting policy, which is consistent with the treatment as described in FASB Technical Bulletin No. 90-1 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (“FTB 90-1”).
Revenue relating to the initial free term of maintenance and extended warranty services for these certain sales arrangements amounted to $58,000 in 2007, $138,000 in 2008, and $50,000 up to and including Q2 2009. As at July 1, 2009, the Company’s obligation for services during the initial term of free maintenance services relating to these arrangements have been fulfilled and accounting for the customers’ maintenance and extended warranty services are within the scope of FTB 90-1.

SEC comment:
Item 11. Executive Compensation, page 123
3.	We note from your disclosure under “Executive Compensation Components and Process” on page 11 of your proxy statement that you have incorporated by reference into your Form 10-K that you target executive compensation for your named executive officers at the 75th percentile of your peer companies. Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why. In addition, in your applicable future filings, please identify the peer companies that you use.
IMAX response:
In its future public filings, the Company will relate specific elements of its named executive officer compensation to data analyzed from peer companies, including analysis about whether actual payments fell within the targeted range and, if they were materially different, analysis as to why. The Company will also identify these peer companies in future filings.
SEC comment:
Item 11. Executive Compensation, page 123
4.	We note under your discussion under “Performance-Based Incentive Compensation” on page 12 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the objective annual operating targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under your Management Bonus Plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

IMAX response:
The Company generally provides its employees with bonus payments under the Company’s Management Bonus Plan (the “Bonus Plan”). Certain of the Company’s named executive officers (“NEOs”) are also entitled to contractually guaranteed bonuses under the terms of their employment agreements (as described in the proxy statement).
The Bonus Plan sets forth broad parameters rather than fixed formulas that the Company uses in determining NEO bonuses. Under these parameters, 50% of an NEO’s bonus is based on the Company’s evaluation of its performance during the year (the “Performance Portion”) and 50% is based on the Company’s evaluation of the NEO’s individual performance (the “Individual Portion”).
For purposes of determining the Performance Portion, at the end of the year the Company assesses its overall performance in broad terms. While the Company does consider whether the corporate objectives set forth in its annual operating plan have been achieved, (i) the Company is neither limited to considering these objectives in determining actual bonus amounts, nor (ii) is the satisfaction or failure of any of these objectives dispositive with respect to the final assessment of Company performance. Accordingly, the Company does not employ any fixed formulas that use specific Company performance metrics in its bonus determinations.
With respect to the Individual Portion, the Company articulates departmental objectives at the beginning of a given year which form the basis of the Company’s evaluation of a NEO’s individual performance at year-end. As with the Performance Portion, in determining the final Individual Portion, (i) the Company is neither limited to considering the departmental objectives in determining the Individual Portion, nor (ii) is the satisfaction or failure of the departmental objectives dispositive with respect to the final assessment of the NEO’s individual performance. Moreover, while the individual performance assessment is considered in determining the Individual Performance, the CEO has complete discretion to increase or decrease the actual size of the Individual Portion of the bonus (or to award no Individual Portion) notwithstanding a NEO’s individual performance assessment. This discretion is not only theoretical; the CEO has in fact exercised the discretion to increase or decrease the Individual Portion.
Finally, while the Bonus Plan outlines the 50/50 split between the Performance Portion and the Individual Portion of an NEO’s bonus, it also (i) provides the Company with full discretion to determine the actual criteria to be taken into consideration in setting the bonuses at year end and (ii) permits the Company to alter the 50/50 ratio in its sole discretion. Such discretion underscores the fact that the size of management bonuses may not be directly related to either Company performance, on the one hand, or individual performance, on the other, and may reflect considerations or criteria which are neither fixed nor articulated at the start of the year. The degree of discretion permitted under the Bonus Plan (which has been historically exercised) in assessing the Performance Portion, the Individual Portion and the overall size of the NEO bonus awards renders the ultimate bonus award substantially uncertain at all times prior to payment.

Due to the highly discretionary nature of the bonus program, we have determined that no performance targets that represent a material element of the Company’s executive compensation program would require disclosure under Item 402(b) of Regulation S-K. We intend to revise our disclosure regarding NEO bonuses in future filings to further clarify the process by which these bonuses are awarded.
SEC comment:
Item 11. Executive Compensation, page 123
5.	We refer again to the disclosure under the caption “Performance-Based Incentive Compensation” on page 12 of the proxy statement that you have incorporated by reference into your Form 10-K. It appears that amounts paid to your named executive officers as bonuses under Management Bonus Plan should have been disclosed under the caption “Non-Equity Incentive Plan Compensation” in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K, and that the threshold, target and maximum amounts related to those awards should have been disclosed in your “Grants of Plan Based Awards” table pursuant to Item 402(d)(2)(iii) of Regulation S-K. Please provide such disclosures in your future filings to the extent then applicable, or provide us with your analysis as to why such information should not have been included in the referenced tables in accordance with the referenced Item requirements.
IMAX response:
The Company believes that payments made under the Bonus Plan were appropriately characterized as “bonus” compensation, rather than as “non-equity incentive plan” compensation. The Company generally provides its NEOs with bonus payments under the Bonus Plan. Certain of the NEOs are entitled to contractually guaranteed bonuses under the terms of their employment agreements (as described in the proxy statement). None of these bonuses fall within the definition of an “annual cash incentive plan” within the meaning of Item 402 of Regulation S-K. Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations (updated August 14, 2009) provides that in order to be disclosed under the caption “Non-equity Incentive Plan Compensation” in the Summary Compensation Table (i) a bonus must be granted pursuant to a plan providing for compensation “intended to serve as an incentive for performance to occur over a specified period of time,” (ii) the outcome with respect to the relevant performance target must be substantially uncertain at the time the performance target is established, and (iii) the target must be communicated to employees. Neither the guaranteed bonuses nor the bonuses paid under the Bonus Plan meet these criteria.

As described in the Company’s response to Comment 4, the Bonus Plan sets forth broad parameters, rather than fixed formulas, for determining NEO bonuses. For purposes of determining the Performance Portion, at the end of the year the Company assesses its overall performance in broad terms. While the Company does consider whether the corporate objectives set forth in its annual operating plan have been achieved, the Company is not limited to considering these objectives in determining bonus amounts and the satisfaction or failure of any of these objectives is not dispositive with respect to the final assessment of Company performance.
With respect to the Individual Portion, the Company articulates departmental objectives at the beginning of a given year which form the basis of the Company’s evaluation of a NEO’s individual performance at year-end. As with the Performance Portion, in determining the final Individual Portion, (i) the Company is neither limited to considering the departmental objectives in determining the Individual Portion, nor (ii) is the satisfaction or failure of the departmental objectives dispositive with respect to the final assessment of the NEO’s individual performance. Moreover, while the individual performance assessment is considered in determining the Individual Performance, the CEO has complete discretion to increase or decrease the actual size of the Individual Portion of the bonus (or to award no Individual Portion) notwithstanding a NEO’s individual performance assessment. This discretion is not only theoretical; the CEO has in fact exercised the discretion to increase or decrease the Individual Portion.
Finally, while the Bonus Plan outlines the 50/50 split between the Performance Portion and the Individual Portion of NEO bonuses, it also (i) provides the Company with full discretion to determine the actual criteria to be taken into consideration in setting the bonuses at year end and (ii) permits the Company to alter the 50/50 ratio in its sole discretion. The degree of discretion which the Bonus Plan permits (and which has been historically exercised) in assessing the Performance Portion, the Individual Portion and the overall size of the bonus award renders the ultimate bonus award substantially uncertain at all times prior to payment. This degree of uncertainty results in the NEOs having no expectation of payment for specified performance. As a result, the Company has concluded that these payments are bonuses.
SEC comment:
Item 11. Executive Compensation, page 123
6.	In your future filings, please also provide sufficient discussion and analysis so that it is clear how the achievement of the objective annual operating targets and the individual performance goals translated into the awards actually made to your named executive officers.

IMAX response:
The Company intends to revise its disclosure to more clearly describe the process of determining management bonuses and, to the extent applicable, to provide additional discussion and analysis regarding the relationship between the Company’s performance and bonus awards made pursuant to the Company’s Bonus Program.
SEC comment:
Item 15. Exhibits and Financial Statement Schedules, page 123
7.	Please tell us why you continue to include the agreements filed as Exhibit 4.1 through 4.2 as exhibits to your annual report on Form 10-K. If there are any outstanding rights or obligations under any of those agreements, please revise your future filings, as applicable, to disclose such rights and obligations.
IMAX response:
The Shareholders’ Agreement and related amendment filed as Exhibits 4.1 and 4.2 to the Company’s annual report on Form 10-K were correctly filed. Certain of the selling shareholders party to the Shareholders’ Agreement continue to have piggyback registration rights with respect to certain of their IMAX common shares. The Company had not included narrative disclosure about such rights as the Company does not view these as material obligations, however, the Company will clarify that such rights exist in its future filings.
In addition to the above responses, I hereby acknowledge on behalf of IMAX Corporation that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its public filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Finally, we ask that you kindly fax all future Commission correspondence to (212) 371-5535.
Should you require clarification or have any further questions, please contact me at (212) 821-0166. The Company stands ready to assist the Commission in any way possible in connection with the matters addressed in this letter.
Yours truly,
/s/  Joseph Sparacio
Joseph Sparacio
Executive Vice-President
and Chief Financial Officer
cc:	PricewaterhouseCoopers LLP Jason Lehner, Shearman & Sterling LLP

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